UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12061054

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mierwinski (312) 443-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, David G. Van Hooser, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 20 11, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David G. Van Hooser
Chief Executive Officer
Title

Notary Public

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 4,932,923
Due from affiliates	1,579,897
State income tax receivable	28,094
Prepaid expenses and other assets	128,997
Deferred tax asset	22,500
Total assets	$ 6,692,411
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 57,155
Accrued 12b-1 fees	1,894,823
Federal income taxes payable	5,000
Total liabilities	1,956,978
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,157,591
Retained earnings	1,577,832
Total stockholder's equity	4,735,433
Total liabilities and stockholder's equity	$ 6,692,411

See accompanying notes.